Mail Stop 4561

November 25, 2009

Shudong Xia, Chief Executive Officer
China TransInfo Technology Corp.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

>   **Re:**   **China TransInfo Technology Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 25, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
>   **Filed November 13, 2009**
>   **File No. 001-34134**

Dear Mr. Xia:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Our Products and Services, page 7

1.   We note your statement on page 7 that your core business is developing intelligent transportation systems utilizing geographic information system

software and technologies. In future filings, clearly describe the state of development and deployment of each of your products and services.

Our Intellectual Property, page 11

2.   In future filings, for each copyright owned, please briefly describe the significance of the copyright, and disclose the duration of the copyright. See Item 101(h)(4)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

3.   In future filings, revise your MD&A overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, providing further information about how you earn revenues and income and generate cash. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. In addition, although your overview contains a discussion of known material opportunities presented by known trends and uncertainties, the discussion of these opportunities, as well as the actions you are taking to address these opportunities, challenges and risks, should be discussed in more detail. For example, we note that Mr. Zhou's discussion of trends during your March 26, 2009 earnings call is more detailed than the corresponding disclosure in this section.

Results of Operations, page 37

4.   We note your disclosure on page 37 that your industry is experiencing a significant increase in competition, and that the increased level of competition puts pressure on the sales prices of your products, which results in lower margins. Your discussion of the results of operations, however, does not describe the extent to which changes in revenues from period to period were impacted by price reductions. In your response letter, please tell us whether price pressure had a material impact on revenue and what consideration you gave to discussing price pressure in this section. Please note that this comment also applies to your filings on Form 10-Q.

5.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, but without limitation, you state that revenue increased approximately 147.55% from 2007 to 2008, and that the increase was attributable to the increased sales of your products and the applications of your

products in the Transportation, Land & Resources and Digital City sectors in 2008 compared to 2007. In addition, you state that your gross profit increased approximately 163.96% for the year ended December 31, 2008, and that the increase was mainly due to the increase in sales of higher margin software components as a percentage of total sales during 2008. Future filings should quantify the amount of the financial result or change that is attributable to the sources you identify, and describe the causes for the changes to the extent necessary for an understanding of your business as a whole. In your response letter, please tell us what consideration you gave to Instruction 4 to Item 303(a) of Regulation S-K and the guidance provided in Section III.D of SEC Release No. 33-6835. Please note that this comment also applies to your filings on Form 10-Q.

Liquidity and Capital Resources

General

6.   We note your disclosure on page 29 that PRC regulations restrict the ability of your indirect subsidiary, Oriental Intra-Asia Entertainment (China) Limited, to make dividends and other payments to you. Please tell us what consideration you gave to discussing the implications of these restrictions in this section. See Item 303(a)(1) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

Operating Activities, page 41

7.   We note that you provide no substantive discussion of cash flows from operating activities. In this regard, we note that there were material changes in several working capital line items, but you have not disclosed why these changes occurred and how they impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Financial Data

Note 1. General and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

8.   We note your disclosure on page 10 which indicates that part of your strategy includes providing "ongoing value-added services," such as maintenance and

technology upgrades, in addition to the products you offer. Please provide further discussion of the nature of these services and clarify how they are accounted for, including whether they are separated from the elements accounted for under the percentage-of-completion method. As part of your response, please explain how you evaluated the impact of EITF 00-21 on your revenue recognition policy.

As a related matter, to the extent that service revenue is material, please tell us how you considered Rules 5-03(1) and (2) of Regulation S-X as it relates to the presentation of revenue and cost of revenues on the Consolidated Statements of Operations and Comprehensive Income.

Note 4. Property and Equipment, page F-14

9.   We note that your agreements with the Taxi Association of the City of Urumqi and the Urumqi City Transportation Bureau provide for the provision of GPS equipment in exchange for advertising rights. As these arrangements appear to represent nonmonetary exchange transactions, please tell us how you considered paragraph 18 of APB Opinion No. 29. In this regard, as the installed GPS equipment appears to represent the assets surrendered, please explain why you recognize and depreciate these assets in your financial statements. Additionally, clarify how the advertising rights were valued and accounted for.

Item 9A(T). Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 47

10.   We note your statement that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. If you choose to retain this statement in future filings on Form 10-K and Form 10-Q, you should state clearly, if true, that your principal executive and principal financial officers (or persons performing similar functions) concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. See Section II.F.4 of SEC Release No. 33-8238. In addition, we note your statement that Messrs. Xia and Mao concluded that as of December 31, 2008, "and as of the date that the evaluation of the effectiveness of your disclosure controls and procedures was completed," your disclosure controls and procedures were effective "to satisfy the objectives for which they were intended." In your response letter, please confirm, if true, that Messrs. Xia and Mao concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the periods covered by the following reports: your quarterly reports on Form 10-Q for the quarterly periods ended September 30, 2009, June 30, 2009, and March 31, 2009; and your annual report on Form 10-K for the fiscal year ended December 31, 2008. In addition, please ensure that future

filings omit the quoted language in the sentence above that restates the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures.

Item 15. Exhibits, Financial Statements Schedules, page 59

11.   We note that you do not appear to have filed your cooperation agreement with Peking University, Earth and Space College as an agreement. Please provide us with your analysis as to how you determined not to file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

12.   We note that you have not filed the following contracts as exhibits: (i) your agreement with the Taxi Association of the City of Urumqi, (ii) your agreement with the Urumqi City Transportation Bureau, and (iii) your agreement with the Huhhot Comprehensive Traffic Information Center and the Huhhot Department of Transportation Administration. Please provide us with your analysis as to how you determined not to file the agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

13.   We note that during the fiscal year ended December 31, 2008, Beijing Zhongjiaokeruan Technology Co., Ltd. accounted for 10.37% of your total sales. It does not appear that you have filed any agreement with Beijing Zhongjiaokeruan Technology Co., Ltd. as an exhibit. In your response letter, please tell us whether you have any agreement with Beijing Zhongjiaokeruan Technology Co., Ltd.; if you have an agreement, please provide us with your analysis as to how you determined not to file any such agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

Note 17. Segment Information, page 24

14.   You disclose that you do not have any separately reportable operating segments. Please clarify whether you aggregate two or more operating segments based on the criteria in ASC 280-10-50-11 or if you believe you operate in only one segment. Additionally, please tell us how your entry into the additional business areas of online services, taxi advertising and security and surveillance related business impacted your consideration of ASC 280-10-50-1.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

15.   We note your statement that Messrs. Xia and Mao concluded that your disclosure
        controls and procedures were effective as of September 30, 2009, but "noted that
        information with respect to material agreements or amendments thereto was not
        identified on a timely basis so as to allow an evaluation as to whether a Current
        Report on Form 8-K was required to be filed with respect thereto." As a result,
        Messrs. Xia and Mao, "intend to obtain additional guidance and/or training with
        respect to the circumstances and events which require the filing of a Current
        Report on Form 8-K and intend to implement a new internal policy that will allow
        management to timely identify material agreements and amendments thereto that
        require the filing of a Current Report on Form 8-K as necessary." In your
        response letter, please explain how, in light of the foregoing, your management
        concluded that your disclosure controls and procedures were effective.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief